EXHIBIT 16.1

[Philip K. Yeung C.P.A. Letterhead]


August 26, 2004

To whom it may concern:


RE: ALPHARX, INC.

I have read the description on page 43 of the FORM SB-2 of Alpharx, Inc., submitted to the Security and Exchange Commission; regarding the "Changes in Accountants". The content of the paragraph appears to be accurate to me and I agree with the description of the paragraph.

Sincerely Yours,

/s/ Philip K. Yeung, CPA

Philip K. Yeung, CPA